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                                                                  Exhibit 12 (a)


                           J. C. PENNEY COMPANY, INC.
                       (the Company and all subsidiaries)

      Computation of Ratios of Available Income to Combined Fixed Charges
                    and Preferred Stock Dividend Requirement


                                                     52 Weeks  53 Weeks
                                                       Ended    Ended                  52 Weeks Ended
                                                     --------  --------    -----------------------------------
                                                     01/29/94  01/30/93    01/25/92      01/26/91     01/27/90
                                                     --------  --------    --------      --------     --------
($ Millions)

Income from continuing operations                    $  1,498  $  1,192    $     402     $     765   $  1,107
   (before income taxes, before                         -----     -----        -----         -----      -----
   capitalized interest, but after
   preferred stock dividend)


Fixed charges

   Interest (including capitalized
   interest)

      On operating leases                                  97        96           95            92         87
      On short term debt                                   43        43           42           103        113
      On long term debt                                   246       281          288           228        232
      On capital leases                                     9        10           11            12         13
      Other, net                                            0        16           (3)           (7)         3
                                                        -----     -----        -----         -----      -----

      Total fixed charges                                 395       446          433           428        448

Preferred stock dividend, before taxes                     52        53           54            55         56
                                                        -----     -----        -----         -----      -----

Combined fixed charges and preferred
   stock dividend requirement                             447       499          487           483        504
                                                        -----     -----        -----         -----      -----

Total available income                               $  1,945  $  1,691    $     889     $   1,248   $  1,611
                                                        =====     =====        =====         =====      =====

Ratio of available income to combined
   fixed charges and preferred stock
   dividend requirement                                   4.3       3.4          1.8           2.6        3.2
                                                        =====     =====        =====         =====      =====


The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.